UNITED STATES OF AMERICA
BEFORE THE
BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
WASHINGTON, D.C.

STATE OF CONNECTICUT
DEPARTMENT OF BANKING
HARTFORD, CONNECTICUT

In the Matter of UBS AG Zurich, Switzerland and UBS AG STAMFORD BRANCH Stamford, Connecticut	Docket No. 15-005-B-FB 15-005-B-FBR 15-005-CMP-FB Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent Pursuant to the Federal Deposit Insurance Act, as Amended

WHEREAS, UBS AG ("UBS" or the "Bank") is a foreign bank as defined in section 1(b)(7) of the International Banking Act (12 U.S.C. § 3101(7)) that controls a large complex financial organization that consists of a number of separate business lines and legal entities in many countries around the world;

WHEREAS, UBS conducts operations in the United States through a branch in Stamford, Connecticut (the "Branch") and other offices and subsidiaries;

WHEREAS, the Board of Governors of the Federal Reserve System (the "Board of Governors") is the appropriate federal supervisor in the United States of UBS and the Branch;

WHEREAS, UBS oversees compliance, risk management, and audit procedures for entities within the UBS organization;

WHEREAS, the State of Connecticut Department of Banking ("CT DOB") is the appropriate state supervisor for the Branch;

WHEREAS, the Bank, including the Branch, serves as a foreign exchange ("FX") dealer, both in the United States and in its offices abroad, by buying and selling U.S. dollars and foreign currency for its own account and by soliciting and receiving orders through communications between customers and sales personnel that are executed in the spot market ("Covered FX Activities");

WHEREAS, the FX benchmarks published by the World Markets Company plc/Reuters ("WM/R"), the European Central Bank ("ECB"), and other reference rate providers affect the prices of certain FX currency transactions in the United States and international financial markets. These reference rates are set using different methodologies and, in the case of the reference rates published by WM/R and ECB, can be affected by FX trading at or around the time the benchmark is calculated;

WHEREAS, in soliciting and receiving orders from customers in its Covered FX Activities, personnel of the Bank, including the Branch, may provide customers with, among other things, price quotes for specific prospective transactions and the prices and amounts of currency purchased or sold in trades based on customers' orders;

WHEREAS, in addition to Covered FX Activities, the Bank, including through the Branch, engages in other trading activities and related sales activities involving FX, including FX trading where a customer directly inputs an order through an electronic platform ("Electronic Trading"), and in wholesale markets for commodities and interest rate products where the Bank, including through the Branch, acts as principal, prices and rates are or can be influenced by industry benchmark prices or rates, and compliance and control risk factors and vulnerabilities are similar to Covered FX Activities (collectively with Covered FX Activities, "Designated Market Activities");

WHEREAS, UBS has conducted a review of its Covered FX Activities occurring from 2008 through 2013 (the "Review Period"), has identified and was the first to report relevant conduct to the Board of Governors and the Reserve Bank, has fully cooperated with the Board of Governors, the Reserve Bank, and the CT DOB, and has made and continues to make progress in implementing enhancements to its firm-wide compliance systems and controls that are designed to address deficiencies in the firm's Covered FX Activities;

WHEREAS, the Board of Governors, the Department of Justice ("DOJ"), the Commodity Futures Trading Commission ("CFTC"), the Financial Market Supervisory Authority in Switzerland ("FINMA"), and the United Kingdom Financial Conduct Authority ("FCA") have conducted or have been conducting investigations into the practices of UBS and its direct and indirect subsidiaries relating to FX activities;

WHEREAS, on November 11, 2014, FINMA issued an order to UBS related to deficient practices in FX activities in Switzerland;

WHEREAS, on November 11, 2014, UBS reached a settlement with the FCA relating to a breach of principle 3 of the FCA's Principles for Businesses, in connection with the FCA's investigation into the wholesale foreign exchange trading market;

WHEREAS, on November 11, 2014, UBS consented to the issuance of an Order by the CFTC relating to FX activities;

WHEREAS, on May 20, 2015, UBS signed an agreement with the DOJ in which the DOJ, based on UBS's collusive conduct in the FX spot market and deceptive conduct aimed at UBS's FX customers, determined that UBS breached an earlier Non-Prosecution Agreement between UBS and the DOJ relating to UBS's submission of benchmark interest rates and in

which UBS accordingly agreed to plead guilty to a criminal offense related to manipulation of benchmark interest rates;

WHEREAS, during the Review Period:

A. UBS and the Branch lacked adequate governance, risk management, compliance and audit policies and procedures to ensure that the firm's Covered FX Activities complied with safe and sound banking practices, applicable U.S. federal and state laws and regulations, including policies and procedures to prevent potential violations of the U.S. commodities, antitrust and criminal fraud laws, and applicable internal policies.

B. FX traders in the spot market at the Bank, including at the Branch, routinely communicated with FX traders at other financial institutions through chatrooms on electronic messaging platforms accessible by traders at multiple institutions;

C. UBS's deficient policies and procedures prevented UBS from detecting and addressing unsafe and unsound conduct by the Bank's and the Branch's FX traders, including in communications by traders in multibank chatrooms, consisting of:

(i.) disclosures to traders of other institutions of confidential customer information of the Bank and the Branch;

(ii.) agreements with traders of other institutions to coordinate FX trading in a manner designed to influence the WM/R and ECB FX benchmark fixes and market prices generally;

(iii.) trading strategies that raised potential conflicts of interest, including spot market trades performed in connection with client orders and in connection with the UBS V10 Currency Index, associated with securities sold to investors; and

(iv.) possible agreements with traders of other institutions regarding bid/offer spreads offered to FX customers;

D. UBS's deficient policies and procedures prevented UBS from detecting and addressing unsafe and unsound conduct by the Bank's and the Branch's FX sales personnel regarding:

(i.) the provision of information to customers regarding price quotes; and

(ii.) the provision of information to customers about how a customer's FX order is filled;

E. As a result of deficient policies and procedures described above, the Bank and the Branch engaged in unsafe and unsound banking practices;

WHEREAS, the Federal Reserve Bank of New York (the "Reserve Bank") and the CT DOB conducted a supervisory review of the compliance and control infrastructure governing UBS's FX trading. Among other things, the Reserve Bank identified areas for improvement in UBS's compliance and control infrastructure relating to its FX businesses;

WHEREAS, to address the deficiencies described above, UBS has made and must continue to implement additional improvements in its internal controls, compliance, risk management, and audit programs for Designated Market Activities in order to comply with UBS policies, safe and sound banking practices, and applicable U.S. federal and state laws and regulations;

WHEREAS, the Board of Governors, the Reserve Bank, the CT DOB and UBS have the common goal to ensure that UBS and its subsidiaries conduct their activities in a safe and sound manner and comply with United States federal and state laws, rules, and regulations that apply to the activities of the UBS organization, and that UBS fosters a strong commitment towards

compliance;

WHEREAS, the Board of Governors is issuing this consent Order, jointly with the CT DOB with respect to all paragraphs of the Order except paragraph 5 regarding the assessment of a civil money penalty;

WHEREAS, FINMA, as the home country supervisor of UBS, has agreed to assist the Board of Governors in the supervision of this Order;

WHEREAS, pursuant to delegated authority, Robert McCann is authorized to enter into this Order on behalf of UBS and on behalf of the Branch, and to consent to compliance with each and every provision of this Order by UBS and the Branch, and to waive any and all rights that UBS and the Branch may have pursuant to section 8 of the Federal Deposit Insurance Act, as amended ("FDI Act") (12 U.S.C. § 1818), and, as to the Branch, sections 36a-428 and 36a-428b of the Connecticut General Statutes, including, but not limited to: (i) the issuance of a notice of charges on any matters set forth in this Order; (ii) a hearing for the purpose of taking evidence on any matters set forth in this Order; (iii) judicial review of this Order; and (iv) challenge or contest, in any manner, the basis, issuance, validity, terms, effectiveness or enforceability of the Order or any provision hereof.

NOW, THEREFORE, it is hereby ordered by the Board of Governors and the CT DOB, respectively, before the filing of the notices, or taking of any testimony, or adjudication of or finding on any issues of fact or law herein, and solely for the purpose of settling this matter without a formal proceeding being filed and without the necessity for protracted or extended hearings or testimony, pursuant to sections 8(b)(1) and (4) of the FDI Act (12 U.S.C. §§1818(b)(1) and 1818(b)(4)) and section 36a-428 of the Connecticut General Statutes, that UBS and its institution-affiliated parties, as defined in sections 3(u) and 8(b)(4) of the FDI Act

(12 U.S.C. §§ 1813(u) and 1818(b)(4)), shall cease and desist and take affirmative action as follows:

Internal Controls and Compliance Program

1. Within 90 days of this Order, UBS and the Branch shall submit an enhanced written internal controls and compliance program acceptable to the Reserve Bank and the CT DOB to comply with applicable U.S. federal and state laws and regulations with respect to the firm's Designated Market Activities. The program shall, at a minimum, address, consider, and include:

(a) enhancement of comprehensive policies and procedures to ensure compliance with applicable U.S. federal and state laws and regulations by UBS business lines that engage in Designated Market Activities, including U.S. commodities, antitrust and criminal fraud laws, and a review of UBS's policies and procedures relating to the firm's Designated Market Activities, including conflict of interest policies, client confidentiality policies, and a code of conduct or other statement of conduct or policies;

(b) provisions that clearly identify the Designated Market Activities covered by the policies and procedures;

(c) measures to ensure compliance with policies and applicable U.S. federal and state laws and regulations applicable to Designated Market Activities by UBS's global business lines;

(d) the duties and responsibilities of personnel responsible for overseeing compliance with policies and procedures relating to the firm's Designated Market Activities, including the reporting lines within the firm;

(e) policies and procedures that define management responsibilities and establish accountability within all business lines that engage in Designated Market Activities;

(f) a comprehensive and effective system of internal controls to monitor and detect potential employee misconduct in connection with the firm's Designated Market Activities, which shall include, but not be limited to, transaction monitoring and communication surveillance that is commensurate with the level and nature of the risks inherent in the market;

(g) establishment of comprehensive policies and procedures to ensure that sales personnel and traders do not communicate inaccurate or misleading information to customers regarding: (i) the amount of markup, commission, or other service charge applied to customer orders by the firm; and (ii) how orders are executed by the firm;

(h) a revised code of conduct or other statement of conduct or policies for employees engaged in Designated Market Activities that establishes rules and procedures governing, among other matters, (i) the types of communications media employees may use to communicate with employees at other institutions that trade in the same financial instruments or products and the circumstances when employees may use these communications media; (ii) the types of trading information of the firm that may be disclosed to employees of other institutions that trade in the same financial instruments or products; (iii) the types of information and circumstances under which confidential customer information may be shared outside of the firm; and (iv) appropriate conduct in responding to potential conflicts of interest with customers that place orders for execution by the firm, including procedures for the timing of the execution of customer orders;

(i) enhancement of the compliance reporting process for the firm's Designated Market Activities that is widely publicized within the global organization and

integrated into UBS's other reporting systems, through which employees report known or suspected violations of UBS's policies and U.S. federal and state law and regulations, including U.S. commodities, antitrust and criminal fraud laws, and that includes a process designed to ensure that known or suspected violations are promptly escalated to appropriate personnel for appropriate resolution and reporting; and

(j) training for UBS employees engaged in Designated Market Activities in conduct-related issues appropriate to the employee's job responsibilities that is provided on an ongoing, periodic basis.

Compliance Risk Management Program

2. Within 90 days of this Order, UBS and the Branch shall submit a written plan acceptable to the Reserve Bank and the CT DOB to improve its compliance risk management program with regard to compliance by the firm with applicable U.S. federal and state laws and regulations with respect to Designated Market Activities. The plan shall, at a minimum, address, consider, and include:

(a) identification of all business lines that engage in Designated Market Activities and the attendant legal and compliance risks to ensure that such activities are appropriately risk-rated and included in the compliance risk assessment;

(b) completion, within 90 days of approval of the plan by the Reserve Bank and the CT DOB, of a firm-wide risk assessment to evaluate current potential conduct risks associated with all areas relating to the firm's Designated Market Activities;

(c) prior to trading new financial products or instruments in connection with the firm's Designated Market Activities, a review of potential risks, including, but not limited to,

reputational risk, fraud risk, and potential for misconduct associated with the proposed new activity;

(d) development of comprehensive risk assessment processes for the firm's Designated Market Activities, which shall identify: (i) the scope and frequency of such reviews, (ii) compliance risks, and (iii) all applicable risk factors and mitigating controls; and

(e) measures to ensure that material risk management issues related to potential employee misconduct in connection with the firm's Designated Market Activities are escalated to and addressed in a timely and appropriate manner by senior management and the board of directors or a committee thereof, as appropriate.

Controls Review

3. (a) During the term of this Order, to ensure that the internal controls of UBS and the Branch required under paragraph 1 of the Order are functioning effectively to detect, correct, and report misconduct with regard to Designated Market Activities that are required to comply with applicable U.S. federal and state laws and regulations, UBS management, utilizing personnel who are independent of the business line and acceptable to the Reserve Bank and the CT DOB, shall conduct on an annual basis: (i) a review of compliance policies and procedures applicable to the firm's Designated Market Activities and their implementation, and (ii) an appropriate risk-focused sampling of other key controls for UBS's Designated Market Activities (the "Controls Review").

(b) The results of each Controls Review shall be submitted to the Reserve Bank and the CT DOB within 90 days of the corresponding anniversary date of this Order. Upon request, UBS shall provide to the Reserve Bank and the CT DOB the materials relied upon in conducting each Controls Review.

Internal Audit

4. Within 90 days of this Order, UBS and the Branch shall submit an enhanced written internal audit program acceptable to the Reserve Bank and the CT DOB with respect to the firm's compliance with applicable U.S. federal and state laws and regulations in its Designated Market Activities. The program shall, at a minimum, address, consider, and include:

(a) periodic internal audit reviews of business line controls and compliance detection and monitoring processes, as applicable, designed to identify and prevent potential misconduct in connection with the firm's Designated Market Activities;

(b) enhanced escalation procedures for the timely resolution of material audit exceptions and recommendations in connection with the firm's Designated Market Activities; and

(c) the periodic review of risk assessments to ensure emerging risks associated with the firm's Designated Market Activities are appropriately identified and monitored.

Assessment of Civil Money Penalty

5. The Board of Governors hereby assesses UBS a civil money penalty in connection with Covered FX Activities in the amount of $342,000,000, which shall be remitted at the time of the execution of this Order by Fedwire transfer of immediately available funds to the Federal Reserve Bank of Richmond, ABA No. 1000033, beneficiary, Board of Governors of the Federal Reserve System. The Federal Reserve Bank of Richmond, on behalf of the Board of Governors, shall distribute this sum to the U.S. Department of the Treasury, pursuant to section 8(i) of the FDI Act (12 U.S.C. § 1818(i)).

Approval, Implementation, and Progress Reports

6. (a) UBS and the Branch shall submit the written plan and programs that are acceptable to the Reserve Bank and the CT DOB as set forth in paragraphs 1, 2, and 4 of this Order. Each plan or program shall contain a timeline for full implementation of the plan or program with specific deadlines for the completion of each component of the plan or program.

(b) Within 10 days of approval by the Reserve Bank and the CT DOB, UBS and the Branch shall adopt the approved plan and programs. Upon adoption, UBS and the Branch shall promptly implement the approved plan and programs and thereafter fully comply with them.

(c) During the term of this Order, the approved plan and programs shall not be amended or rescinded without the prior written approval of the Reserve Bank and the CT DOB.

7. Within 30 days after the end of the first full calendar quarter following the date of this Order, and quarterly thereafter, UBS shall submit to the Reserve Bank and the CT DOB written progress reports detailing the form and manner of all actions taken to secure compliance with the provisions of this Order and the results thereof.

Accountability for Employees Involved in Misconduct

8. UBS shall not in the future directly or indirectly retain any individual as an officer, employee, agent, consultant, or contractor of UBS or of any subsidiary of UBS who, based on the investigative record compiled by U.S. authorities, has done all of the following: (i) participated in the misconduct underlying this Order, (ii) been subject to formal disciplinary action as a result of the firm's internal disciplinary review or performance review in connection with the conduct described above, and (iii) either separated from UBS or any subsidiary thereof or had his or her employment terminated in connection with the conduct described above.

9. (a) UBS shall continue to fully cooperate with and provide substantial assistance to the Board of Governors, including, but not limited to, the provision of information, testimony, documents, records, and other tangible evidence and perform analyses as directed by the Board of Governors in connection with the investigations of whether separate enforcement actions should be taken against individuals who are or were institution-affiliated parties of UBS and who were involved in the misconduct underlying this Order. For purposes of clarity and not limitation, substantial assistance as used in this Order means UBS will use its best efforts, as determined by the Board of Governors, to make available for interviews or testimony, as requested by the Board of Governors, present or former officers, directors, employees, agents and consultants of UBS. This obligation includes, but is not limited to, sworn testimony pursuant to administrative subpoena as well as interviews with regulatory authorities. Cooperation under this paragraph shall also include identification of witnesses who, to the knowledge of UBS, may have material information regarding the matters under investigation and the preparation and provision of trading analyses.

(b) Nothing in this Order, express or implied, shall impair or otherwise affect the CT Banking Commissioner's authority under Section 36a-428l of the Connecticut General Statutes to make any investigations or examinations concerning UBS that the Commissioner deems necessary pursuant to Section 36a-428l and UBS shall continue to comply with its obligations under Section 36a-428l.

Notices

10. All communications regarding this Order shall be sent to:

(a) Richard M. Ashton
Deputy General Counsel
Board of Governors of the Federal Reserve System
Washington, D.C. 20551

(b) Stein E. Berre
Vice President
Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

(c) Mary Ellen O'Neill
Director, Financial Institutions Division
State of Connecticut Department of Banking
260 Constitution Plaza
Hartford, CT 06103

(d) Robert McCann
Member of the Group Executive Board
President Americas
UBS AG
1285 Avenue of the Americas
New York, New York 10019

Miscellaneous

11. Notwithstanding any provision of this Order to the contrary, the Reserve Bank and the CT DOB may, in their sole discretion, grant written extensions of time to UBS to comply with this Order.

12. The provisions of this Order shall be binding upon UBS and each of its institution-affiliated parties, in their capacities as such, and their successors and assigns.

13. Each provision of this Order shall remain effective and enforceable until stayed, modified, terminated, or suspended in writing by the Reserve Bank and the CT DOB.

14. (a) Except as otherwise provided in this paragraph 14, the Board of Governors and the CT DOB hereby agree not to initiate any further enforcement actions, including for civil money penalties, against UBS, and its affiliates, successors and assigns, with respect to the conduct involving Covered FX Activities described in the WHEREAS clauses of this Order to the extent known by the Board of Governors or the CT DOB as of the effective date of this Order. For purposes of clarity and not limitation, this release does not include Electronic Trading. This release and discharge shall not preclude or affect (i) any right of the Board of Governors or the CT DOB to determine and ensure compliance with this Order, (ii) any proceedings brought by the Board of Governors or the CT DOB to enforce the terms of this Order, or (iii) any proceedings brought by the Board of Governors or the CT DOB against individuals who are or were institution-affiliated parties of UBS.

(b) The provisions of this Order shall not bar, estop, or otherwise prevent an agency of the State of Connecticut other than the CT DOB from taking any other action affecting UBS, or its affiliates, successors or assigns.

15. Nothing in this Order, express or implied, shall give to any person or entity, other than the parties hereto and their successors hereunder, any legal or equitable right, remedy, or claim under this Order.

By Order of the Board of Governors of the Federal Reserve System and the State of Connecticut Department of Banking effective this 20th day of May, 2015.

UBS AG	BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
By: /s/ Robert McCann	By: /s/ Margaret McCloskey Shanks Deputy Secretary of the Board
UBS AG STAMFORD BRANCH	STATE OF CONNECTICUT DEPARTMENT OF BANKING
By: /s/ Robert McCann	By: /s/ Jorge L. Perez Banking Commissioner